FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated April 29, 2016

TRANSLATION
Autonomous City of Buenos Aires, April 29, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Board Composition and Supervisory Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the current requirements of article 75 of the Buenos Aires Stock Exchange Regulations.

Pursuant to the resolutions adopted by the General Ordinary and Extraordinary Shareholders' Meeting of the Company and the meeting of the Board of Directors of the Company, both held on April 29, 2016, and according to the By-Laws, the Board of Directors of YPF S.A. is composed as follows:

Title	Name	Class of shares represented	Term
Chairman	Miguel Ángel Gutiérrez	Class D	One fiscal year
Director Director	Emilio José Apud Roberto Luis Monti	Class A Class D	One fiscal year One fiscal year
Director	Norberto Alfredo Bruno	Class D	One fiscal year
Director	Néstor José Di Pierro	Class D	One fiscal year
Director	Juan Franco Donnini	Class D	One fiscal year
Director	Enrique Andrés Vaquié	Class D	One fiscal year
Director	Armando Isasmendi	Class D	One fiscal year
Director	Carlos Alberto Felices	Class D	One fiscal year
Director	Daniel Gustavo Montamat	Class D	One fiscal year
Director	Fabián Jorge Rodríguez Simón	Class D	One fiscal year
Director	Inés María Leopoldo	Class D	One fiscal year
Director	Daniel Alberto Kokogian	Class D	One fiscal year
Director	Octavio Oscar Frigerio	Class D	One fiscal year
Director	Luis Augusto Domenech	Class D	One fiscal year
Alternate Director	Gerardo Damián Canseco	Class D	One fiscal year
Alternate Director	Alejandro Rodrigo Monteiro	Class D	One fiscal year
Alternate Director	Luis Gustavo Villegas	Class D	One fiscal year
Alternate Director	Lucio Mario Tamburo	Class D	One fiscal year
Alternate Director	Pedro Martín Kerchner Tomba	Class D	One fiscal year
Alternate Director	Facundo Daniel Massafra	Class D	One fiscal year
Alternate Director	Daniel Cristián González Casartelli	Class D	One fiscal year
Alternate Director	Carlos Alberto Alfonsi	Class D	One fiscal year
Alternate Director	Fernando Raúl Dasso	Class D	One fiscal year
Alternate Director	Sergio Pablo Antonio Affronti	Class D	One fiscal year
Alternate Director	Fernando Pablo Giliberti	Class D	One fiscal year

On the other hand, the Supervisory Committee is composed as follows:

Title	Name	Class of shares represented	Term

Member	Alejandro Fabián Díaz	Class A	One fiscal year
Member	Gustavo Eduardo Gutiérrez Bello	Class D	One fiscal year
Member	Gustavo Adolfo Mazzoni	Class D	One fiscal year

Alternate Member	Guillermo Stok	Class A	One fiscal year
Alternate Member	Silvina Rosa Lagrosa	Class D	One fiscal year
Alternate Member	Raquel Inés Orozco	Class D	One fiscal year

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 4, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer